July 22, 2010	TSX: QC
NYSE AMEX: QCC

QUEST ANNOUNCES
COMMENCEMENT OF SUBSTANTIAL ISSUER BID
AND
MAILING OF ISSUER BID
AND SPECIAL MEETING CIRCULARS

Vancouver, British Columbia - Quest Capital Corp. (“Quest” or the “Corporation”) announced today that it has formally commenced its previously announced substantial issuer bid (the “Offer”), pursuant to which it is offering to purchase for cancellation from the holders of common shares of the Corporation (the “Shares”) up to Cdn$60,000,000 in value of its Shares. The Offer has been structured as a modified “Dutch Auction” pursuant to which shareholders may deposit all or a portion of their Shares pursuant to (i) auction tenders in which the shareholder specifies a price of not less that $1.35 and not more than $1.60 per Share, in increments of $0.01 per Share, or (ii) purchase price tenders in which the shareholder does not specify a price per Share, in which case such shareholder’s Shares will be purchased by the Corporation at the purchase price to be determined by the Corporation pursuant to the terms of the Offer. The maximum number of Shares that may be purchased by the Corporation under the Offer is 44,444,444. The Offer will expire at 5:00 p.m. (Toronto time) on August 30, 2010 unless the Offer is extended, varied or withdrawn by Quest.

The Corporation will determine a single price per Share (the “Purchase Price”), based on the number of Shares tendered and the prices indicated by tendering shareholders, which will be the price that enables the Corporation to purchase up to Cdn$60,000,000 of Shares within the range specified above. Shareholders will receive the Purchase Price, payable in cash, for Shares tendered at prices equal to or lower than the Purchase Price, subject to any applicable withholding taxes. All Shares tendered at prices higher than the Purchase Price will be returned to shareholders. The Corporation will purchase all Shares at the Purchase Price, even if shareholders have indicated a lower price. If the aggregate purchase for Shares properly deposited at or below the Purchase Price would exceed Cdn$60,000,000, such Shares will be purchased on a pro rata basis, subject to the terms of the Offer.

The formal Offer and related issuer bid circular, letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”), containing the full terms and conditions of the Offer and instructions for tendering Shares, are in the process of being mailed to shareholders and will be filed with the applicable securities regulatory authorities in Canada and the Untied States. The Offer Documents will be available under the corporate profile of Quest on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (SEC) at www.sec.gov.

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

The Corporation is also mailing to its shareholders and will file on SEDAR a notice of special meeting (the “Notice of Meeting”) and management proxy circular (the “Meeting Circular”) setting out certain matters to be considered by shareholders at the special meeting of shareholders of the Corporation to be held at 2:00 p.m. (Toronto time) on August 17, 2010 (the “Meeting”).

At the Meeting, shareholders will be asked to consider and, if thought appropriate, to pass resolutions:

  approving the provision of certain management services to the Corporation by Sprott Lending Consulting LP (“SLCLP”) and, in connection therewith, the execution and delivery of a management services agreement and partnership agreement with SLCLP;

  approving the amendment of the Corporation’s articles to change its name from “Quest Capital Corp.” to “Sprott Resource Lending Corp.”, or such other name as the board of directors of the Corporation, in its sole discretion, determines appropriate;

  approving the amendment of the Corporation’s articles to increase the maximum number of directors of the Corporation from ten (10) to eleven (11);

  electing John Embry, Peter Grosskopf and Murray John as new directors of the Corporation;

  approving a private placement of Shares; and

  approving the Corporation’s stock option plan and ratifying the granting of certain options by the Corporation.

As previously notified, the record date for determining those shareholders of the Corporation entitled to receive notice of, and to vote at, the Meeting was July 13, 2010.

Shareholders are encouraged to carefully review the Offer Documents before tendering their Shares to the Offer. Shareholders are also encouraged to carefully review the Notice of Meeting and Meeting Circular in their entirely before voting on the matters referenced above.

About Quest

Quest Capital Corp. is a publicly traded mortgage investment corporation. As a natural resource lender, Quest will ultimately cease to be a mortgage investment corporation. Accordingly, Quest will provide further guidance as to its ability or intention to remain a mortgage investment sa for the remainder of the current fiscal year.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

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Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.